John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

May 1, 2018

Courtney Lindsay, Esq.

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GD Entertainment & Technology, Inc. Offering Statement on Form 1-A Filed April 13, 2018 File No. 024-10811

Dear Mr. Lindsay:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 5, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form 1-A

Item 1. Issuer Information Financial Statements, page 4

1.          Please present updated information derived from the financial statements for the most recent period contained in the offering statement.

Cover Page

2.          We note your response to our prior comment 1. Please revise your offering statement to discuss the factors that you will consider when determining whether to waive the minimum investment amount.

We have deleted the waiver of the minimum investment amount.

Distribution, page 29

3.          We note your response to our prior comment 11. Please further revise your offering statement to indicate that your offering will not last longer than three years.

This section now reads as follows:

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations for the Next 12 Months, page 32

4.          We note your response to our prior comment 16. Please revise your offering statement to include the information from your response.

The expenses since inception relate to the old business and are not in any way related to the new business operations going forward. Until GDET has positive cash flow, the expenses of the new business will be paid for using funds from the Regulation A offering.

The assets of over $3.3 million at November 30, 2017 were assets of the old business. Management has evaluated whether those assets could be used in the new business model and has determined that they can not. None of the assets relate to the anticipated business operations. Those assets are also very difficult to value or find a buyer to purchase them. As such management has decided to write the assets off as of the next reporting period.

Contingencies, page 33

5.          We note your responses to comments 29 and 31. We note that your consolidated balance sheet as of November 30, 2017 reflects total liabilities of $1,329,518 and that your balance sheet as of February 28, 2018 reflects total liabilities of only $226,727. In light of you inability to obtain certain current financial information and your inability to locate certain loan documents, tell us in detail and disclose your legal basis for not continuing presenting these liabilities in your consolidated balance sheet as of February 28, 2018. In addition, describe for us and disclose your consideration of whether GD Entertainment might be responsible for various material unrecorded liabilities arising before its acquisition by Mr. Idnani; and as required by the Instruction to Item 9(a) to Form 1-A, please address any material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Management has conducted further research and has not been able to determine a legal basis for not continuing to present certain liabilities that existed before Mr. Idnani purchased GD Entertainment. Although we still believe these liabilities have reached their statute of limitations for payment, we have taken a conservative approach and will continue to present them in our financial statements. However, we did write of $274,148 of related party loans from prior management that were forgiven when Mr. Idnani took control.

Business, page 35

6.          We note your response to prior comment 17. Please revise your discussion to clarify how much money you have spent to purchase cryptocurrency mining computers.

The offering circular has been revised to include the following:

$81,744 has been spent to purchase cryprocurrency mining computers.

7.          We note your response to our prior comment 23. Please make further revisions to your disclosures under your Employees header to clearly indicate that you only have one employee. For example, you still reference "all" of your employees entering into non- disclosure and non-compete agreements.

These references have been so changed.

8.          We note your response to our prior comment 20. Please revise your offering statement to indicate how many machines you own as compared to the machines owned by your clients. Discuss any material arrangements with your clients for the use of their machines.

The following has been added:

At present, we own all our machines and thus do not have any clients.

9.          We note your response to prior comment 18. Please further revise your disclosure to explain how your international customers do not need to be physically present at your facility, and how their machines can be colocated at your facility without a physical presence.

The following has been added:

GDET plans on reaching an international clientele by including overseas investors and having customers send their machines from abroad to be used here. Our customers do not need to be physically present at our facility. We expect that all customers, both international and domestic, will send out machines by insured/tracked postal services for us to host. (FedEx, UPS, etc.). We will then install and operate their machines.

10.          We note your response to prior comment 26. Please include a discussion of the regulations that may apply to your planned cryptocurrency ATM operations. For example, since your ATMs will facilitate transactions in currencies discuss whether U.S. anti-money laundering will be implicated, and if so, how you plan to comply with such regulations.

The following change has been made:

GD Entertainment & Technology plans to retain CryptoCurrency AML legal assistance from firms who offer customized AML programs in compliance with FinCen (Financial Crimes Enforcement Network). Once the allocated funds are available for the purchase of ATMs, GDET will engage firms such as (https://bitaml.com/) to discuss the most effective and compliant methods to implement the ATMs.

11.          Please revise your offering statement to include the information you provided in your response to our prior comment 21.

The following has been added:

The facility will both host GDET’s own mining equipment as well as offer services to third parties to co-locate theirs. By expanding, we will have more power and space to host machines whether owned by GDET or by one of its customers. Customers can send their machines to us to be used here at our facility. Our customers do not need to be physically present at our facility. We expect that all customers, both international and domestic, will send out machines by insured/tracked postal services for us to host. (FedEx, UPS, etc.). We will then install and operate their machines.

Financial Statements

Convertible Notes Payable, page F-9

12.          We considered your response to comment 35 and we note that you issued convertible notes during the three months ended February 28, 2018. As previously requested please update your disclosure of convertible notes payable through each required reporting period.

The following notes have been added to the footnotes of our 2/28/18 financial statements.

On December 15, 2017, the Company entered into a convertible promissory note for $50,000 with GPL Ventures LLC. The note has a fixed interest rate of 10% and matures on December 15, 2018.

On December 19, 2017, the Company entered into a convertible promissory note for $25,000 with GPL Ventures LLC. The note has a fixed interest rate of 10% and matures on December 19, 2018.

On January 4, 2018, the Company entered into a convertible promissory note for $5,000 with GPL Ventures LLC. The note has a fixed interest rate of 10% and matures on January 4, 2018.

On January 19, 2018, the Company entered into a master convertible promissory note for $100,000 with GPL Ventures LLC. As of February 28, 2018 $35,500 has been funded. The note has a fixed interest rate of 10% and matures on January 19, 2018.

Consolidated Statements of Expenses, page F-16

13.          We note from pages 38 and 39 that your CEO, Anil Idnani, currently devotes 45 hours per week to GD entertainment, and that you intend to pay him, $350,000 in cash compensation for year end 2018. Tell us why you have not accrued compensation for Mr. Idnani during the three month period ended February 28, 2018.

We have updated our 2/28/18 financial statements to include an accrual in the amount of $72,915 for Mr. Idnani’s compensation.

Consolidated Statements of Cash Flows, page F-17

14.          Please revise your Investing Activities and your Financing Activities sections of your statements of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230-10-45-11 through -45-15.

Financials have been updated to reflect this.

Conclusion

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John E. Lux

John E. Lux